Exhibit 99.1

Foresight: Eye-Net Partners with WebSIA for Exclusive Distribution in Sao Paulo, Brazil

Sao Paulo’s state government unveils a new program aimed at accelerating smart city initiatives in the areas of infrastructure and transportation

Ness Ziona, Israel – April 21, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., signed a distribution agreement with WebSIA Soluções Disruptivas, Inteligências Associadas, Tecnologia e Serviços Ltda., a Brazilian distributor, developer and integrator focused on cutting-edge technologies. According to the agreement, WebSIA will exclusively promote and sell the Eye-Net™ Protect cellular-based accident prevention solution and serve as Eye-Net’s distributor in the city of Sao Paulo to support customers and generate new business. Following successful integration of Eye-Net’s solutions in Sao Paulo, the parties may expand the agreement to additional territories.

“We are extremely honored with the opportunity to bring Eye-Net’s technology which we strongly believe in — a secure mobility solution dedicated to the prevention of accidents and saving lives,” said Rodrigo Santos, Vice President of Innovation and Technology at WebSIA.

“We are excited to expand our activities to Latin America and specifically in Sao Paulo, Brazil's most densely populated and technologically advanced region. Sao Paulo’s state government recently announced a new program aimed at accelerating smart city initiatives in the areas of infrastructure and transportation in its municipalities. Integrating our solution into different smart city projects in this city of 12 million people may help us to achieve a critical mass of Eye-Net Protect users in a defined area and increase the chances of preventing accidents and saving lives. Through our partnership with WebSIA, we hope to further expand into Latin America in the future and extend our market penetration,” said Dror Elbaz, COO and Deputy CEO of Eye-Net Mobile.

Eye-Net™ Protect is an intuitive and easy-to-use mobile application that provides real-time pre-collision alerts to drivers and vulnerable road users. The Eye-Net™ solution suite enhances road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About WebSIA

Founded in 2011, WebSIA creates, builds, develops and implements architecture and business intelligence, with a focus on solutions, innovation and online services. WebSIA is a distributor, developer and integrator focused on cutting-edge technologies in Brazil and worldwide, and offering complete, innovative solutions that provide intelligent and profitable results for the Brazilian and Latin American market. Learn more about WebSIA’s solutions at www.websia.com.br

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the distribution agreement with WebSIA to promote and sell Eye-Net Mobile’s cellular-based accident prevention solutions in the Sao Paulo market and its hope to further expand into Latin America in the future and extend market penetration. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654